UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

QIWI plc

(Name of Subject Company)

QIWI plc

(Name of Person Filing Statement)

American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share

Class B ordinary shares, having a nominal value of EUR 0.0005 per share

(Title of Class of Securities)

74735M108

(CUSIP Number of Class of Securities)

Varvara Kiseleva

QIWI PLC

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

Tel: +357-22-65339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Pranav L. Trivedi

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf

London, England E14 5DS

Telephone: +44 20 7519 7026

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is QIWI PLC, incorporated under the laws of the Republic of Cyprus (“we”, “us”, “our”, “QIWI” or the “Company”). The Company’s principal executive offices are located at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus, and its principal executive office telephone number is +357-22-653390.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Class B ordinary shares, having a nominal value of EUR 0.0005 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing one Class B Share) (the “ADSs” and, together with Class B Shares, the “Securities”) of QIWI PLC (Nasdaq: QIWI). As of the close of business on June 29, 2017, there were 46,250,546 Class B Shares outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The Company, the subject company, is filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Otkritie Holding JSC, a joint stock company organized under the laws of Russian Federation (“Parent”) and Otkritie Investments Cyprus Limited, a company incorporated under the laws of the Republic of Cyprus and an indirect, wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Purchasers”), as disclosed in the Tender Offer Statement on Schedule TO filed by Purchasers with the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2017 (as amended or supplemented from time to time, the “Schedule TO”), to purchase for cash of up to 24,794,253 shares of the outstanding Class B ordinary shares (including Class B Shares represented by ADSs), but not less than 20,286,207 Class B Shares, at a price of $28.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2017,(as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal and other transmittal documents (as amended or supplemented from time to time, collectively, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

The expiration date of the Offer is 11:59 p.m., New York City time, on July 14, 2017, subject to extension in certain circumstances set forth in the Offer to Purchase or as required by applicable law.

As set forth in the Schedule TO, the address for the Purchasers is 2/4 Letnikovskaya Street, 115114 Moscow, Russia, and its telephone number is +7(495) 797-32-69

The Company takes no responsibility for the accuracy or completeness of any information contained in the Offer to Purchase, Letter of Transmittal and/or Schedule TO, including information concerning the Purchasers or their respective affiliates, officers, or directors, or actions or events with respect to any of them. The Company also takes no responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of any such information.

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Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as discussed in this Schedule 14D-9 (including the exhibits hereto and any information incorporated herein by reference) to the best of the Company’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates, in each case as known to the Company.

Investment Agreement

Pursuant to the Subscription Agreement, dated May 14, 2015, by and between, the Purchasers and the Company, we agreed to acquire CIHRUS LLC and its subsidiaries, which constitute the Rapida payment processing system and the Contact money transfer system, in exchange for 5,593,041 newly issued Class B Shares, which represented 9.27% of our outstanding share capital following the acquisition. QIWI completed the acquisition of the 70% interest in Contact and Rapida in exchange for the issuance of 3,915,129 Class B Shares to Otkritie on June 2, 2015. QIWI completed the acquisition of the 30% interest in Contact and Rapida in exchange for the issuance of 1,677,912 Class B Shares to Otkritie on June 30, 2015. The Subscription Agreement was filed as Exhibit 10.1 to our Annual Report on Form 20-F for the year ended December 31, 2015, and is incorporated hereto by reference.

Appointment of Mr. Evgeny Dankevich and Mrs. Elena Budnik as Directors of the Company

On June 2, 2017, Mr. Evgeny Dankevich and Mrs. Elena Budnik, who were nominated by Saldivar Investments Limited, were elected and appointed to the office of Elected Directors of the Company.

Mr. Evgeny Dankevich is currently the Chairman of the Management Board of Otkritie FC Bank and, since April, has been a member of its Supervisory Board. Mr. Dankevich has also previously served in several positions within the Otkritie group.

Mrs. Elena Budnik is currently the Deputy Chairman of the Board of FC Otkritie Bank.

The QIWI Board of Directors was aware of the actual or potential conflict of interests of Mr. Dankevich and Mrs. Budnik in making its recommendation.

Item 4.	The Solicitation or Recommendation

Solicitation Recommendation — No Opinion/Remaining Neutral Toward the Offer

After due and careful consideration, including a thorough review of the terms and conditions of the Offer with the Company’s financial and outside legal advisors, both the QIWI Board of Directors and a review committee of independent and non-conflicted directors (the “Independent Committee”) have determined by unanimous vote (excluding Mr. Evgeny Dankevich, Mrs. Elena Budnik and Mr. Sergey Solonin, who abstained from voting), taking into account both the premium offered in the Offer in comparison to the historical trading price of the Class B Shares and the potential benefits to the Company of having the Purchasers as significant shareholders, to express no opinion and remain neutral with respect to the Offer. Accordingly, QIWI has not made a determination as to whether the Offer is fair to, or in the best interests of, the Class B shareholders and is not making a recommendation regarding whether QIWI’s Class B shareholders should participate in the Offer.

QIWI urges each shareholder to make its own decision regarding the Offer, including, among other things, the adequacy of the Offer Price, based on all of the available information and in light of the shareholder’s own investment objectives, the shareholder’s view with respect to QIWI’s prospects and outlook, the matters considered by the QIWI Board of Directors, as noted below, and any other factors that the shareholder deems relevant to its investment decision.

Background and Reasons for the No Opinion/Remaining Neutral Toward the Offer

Background

On June 9, 2017, the Purchasers issued a press release announcing that they intended to commence a partial tender offer to purchase up to 24,794,253 outstanding Class B ordinary shares of the Company at a price of $28.00 per share in cash.

On June 16, 2017, the Purchasers commenced a partial tender offer to purchase up to 24,794,253 outstanding Class B ordinary shares of the Company at a price of $28.00 per share in cash by filing a Tender Offer Statement on Schedule TO with the SEC.

On June 19, 2017, the QIWI Board of Directors held a meeting to discuss the Offer. The QIWI Board of Directors determined at that meeting to form the Independent Committee.

On June 21, 2017, the Independent Committee appointed its financial advisor, and on June 22, 2017, the Independent Committee held a meeting with its financial advisor to discuss and consider the Offer.

On June 28, 2017, the Independent Committee met to evaluate the relative merits of the Offer and formulate a recommendation to QIWI’s shareholders regarding the Offer. The Independent Committee’s financial and legal advisors attended the meeting to discuss the Offer with the Independent Committee and to assist the Independent Committee in its consideration of the Offer. At this meeting, the Independent Committee also considered QIWI’s obligation pursuant to the federal securities laws to issue a statement on Schedule 14D–9. The Independent Committee made no determination in respect of the Offer at the meeting.

On June 30, 2017, at a special meeting of the QIWI Board of Directors, the QIWI Board of Directors met to discuss and evaluate the Offer. After a thorough discussion, including a discussion with the Independent Committee with respect to the potential benefits of the Offer for both the Class B shareholders and the Company, each of the Independent Committee and the QIWI Board of Directors unanimously determined (excluding, in the case of the QIWI Board of Directors, Mr. Evgeny Dankevich, Mrs. Elena Budnik and Mr. Sergey Solonin, who abstained from voting) to express no opinion and remain neutral with respect to the Offer.

Reasons for the Board’s Position

In evaluating the Offer and determining to express no opinion to the QIWI’s shareholders and to remain neutral with respect to the Offer, the QIWI board of directors consulted with QIWI’s senior management and its legal and financial advisors and considered a number of factors, including the following:

1)    Premium of Offer Price and Recent Trading Prices. The Independent Committee and the QIWI Board of Directors reviewed the historical market prices, volatility and trading information with respect to the QIWI Class B Shares, including the fact that the Offer Price represents (i) a premium of approximately 19.1% over QIWI’s closing share price on June 8, 2017, the last trading day prior to announcement of the Offer; (ii) a premium of 12.6% to QIWI’s closing price per share on June 15, 2017, the last full trading day before the Offer commenced; and (iii) a premium of 15.9% to QIWI’s closing price per share on June 27, 2017, the last full trading day before the June 28 meeting of the Independent Committee held to evaluate the Offer.

2)     Opportunities to Cooperate with the Purchasers. The Independent Committee and the QIWI Board of Directors considered the possibility of further cooperation with the Purchasers in making its recommendation. The Company and the Purchasers have engaged in a number of transactions in the past, including QIWI’s acquisition of the Contact and Rapida payment systems, and the Company has a good relationship with the Purchasers as industry participants, business partners and as long-term shareholders in the Company. The Independent Committee and the QIWI Board of Directors believe, based on discussions with QIWI senior management, that there may be future opportunities to cooperate with the Purchasers. Nevertheless, there are no current proposals for any future arrangements with the Purchasers, and there can be no guarantee that such opportunities will arise in the future.

3)     The Offer is a Partial Bid. The Board considered that the Offer is a “partial bid,” meaning it is an offer to acquire less than all of the issued and outstanding Class B Shares – in this case only for up to 24,794,253 of the Class B Shares of the Company, which, when combined with the 3,990,270 Class B Shares currently held by the purchasers, represents approximately 62.24% of the issued and outstanding Class B Shares. If more Class B Shares are tendered, the Class B Shares to be purchased in the Offer would be determined on a pro rata basis (based on the number of Class B Shares tendered by each holder). If all Class B shareholders tendered all of their Class B Shares into the Offer (other than the Purchasers and its affiliates), they would only be able to sell approximately 53.61% of their Shares and would retain 46.39% of their Class B Shares in a Company that no longer has the potential benefit of the Offer.

4)    Not a Change of Control Transaction. The Independent Committee and the QIWI Board of Directors considered that the Offer would not by itself result in a change of control of QIWI and that the QIWI Board of Directors expected that QIWI would continue to be an independent company and that the QIWI Class B Shares would continue to be publicly traded following the completion of the Offer, regardless of whether the Offer is successfully completed by the Purchasers. Assuming completion of the Offer, the Purchasers are expected to control approximately 47.50% of the total outstanding shares of the Company. Due to the multiple voting rights of the class A shares, however, it is expected that the Purchasers will hold only approximately 14.37% of the total voting rights in the Company. Mr. Sergey Solonin, the Director of the Company and the Company’s Chief Executive Officer, is still expected to hold approximately 59.20% of the total voting rights in the Company. In addition, the Independent Committee and the QIWI Board of Directors have taken note of the fact that the Purchasers and Mr. Solonin have engaged in certain preliminary discussions, though it is the understanding of the Independent Committee and the QIWI Board of Directors that no material terms in respect of any agreements or understanding between such parties have been reached. Therefore, the Independent Committee and the QIWI Board of Directors have not taken such discussions into consideration when determining the Company’s recommendation.

5)     QIWI to Remain a Publicly Listed Company. The Independent Committee and the QIWI Board of Directors considered that the Offer would not by itself result in a delisting of the Company. The Offer is a partial tender offer for the Class B Shares, which will result in approximately 37.76% of the Class B Shares to remain outstanding after the Offer. In addition, the Company has undertaken an analysis of the total number of beneficial owners of QIWI ADSs and believes there to be approximately 5,665 beneficial owners. The Company therefore believes that there will remain a large number of ADS holders following completion of the Offer in order to maintain the Company’s listing on the NASDAQ Stock Market. Nevertheless, the Independent Committee and the QIWI Board of Directors are cognizant of the negative effect on liquidity the Offer will have on the QIWI ADSs not held by the Purchasers following the Offer and believes that each investor should take such fact into consideration when determining whether or not to tender its shares.

6)    Individual Investment Decision. The Independent Committee and the QIWI Board of Directors considered that each shareholder could make an independent judgment of whether to maintain its interest in QIWI or to reduce or eliminate its interest in QIWI by participating in the Offer based on publicly available information. Personal considerations that the QIWI board of directors believed may be relevant to this decision include:

a.	the shareholder’s determination of the adequacy of the Offer Price in light of the shareholder’s own investment objectives;

b.	the shareholder’s views as to QIWI’s prospects and outlook;

c.	the shareholder’s need for liquidity or diversification of its investment portfolio;

d.	other investment opportunities, including other types of investments, available to the shareholder;

e.	whether the shareholder requires current income on its investment in QIWI;

f.	the shareholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the shareholder may wish to consult with competent investment professionals;

g.	the tax consequences to the shareholder of participating in the Offer, for which the shareholder may wish to consult with competent tax advisors; and

h.	the factors considered by the QIWI board of directors as described herein and any other factors that the shareholder deems relevant to its investment decision.

7)    Shares Sold in the Offer will not be Subject to the Risks and Rewards of Ownership of QIWI Class B Shares. The Independent Committee and the QIWI Board of Directors considered that shareholders who tender their shares in the Offer (i) would eliminate many risks and uncertainties that come with owning shares of QIWI Class B Shares, including those related to the performance of QIWI, the industry in which QIWI operates, the financial markets and prices at which other offerors may be willing to pay for their shares of QIWI Class B Shares; and (ii) would forego the opportunity to participate in any future benefits arising from continued ownership of those shares, including any potential future earnings growth of QIWI and any subsequent increase in the market value of QIWI Class B Shares.

8)    Possibility of Alternative Strategic Transactions. The Independent Committee and the QIWI Board of Directors considered that shareholders whose shares of QIWI Class B Shares are tendered and purchased in the Offer will not participate in any future strategic transactions involving QIWI, such as a sale of QIWI or a significant part of its assets or capital stock. Although no such transaction is pending or contemplated at this time, the QIWI Board of Directors cannot predict if or when any such transaction may result in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to QIWI’s shareholders than the Offer.

9)    Ability to Change Recommendation. The Independent Committee and the QIWI Board of Directors considered that the board can change its position and make a recommendation to QIWI’s shareholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention of the board. The QIWI Board of Directors considered that QIWI’s shareholders who tender their shares in the Offer would have withdrawal rights as provided in the Offer and could withdraw QIWI Class B Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so based on any changes to the board’s position with respect to the Offer or otherwise.

The description above is not exhaustive but summarizes the material factors considered by the Independent Committee and the QIWI Board of Directors. In view of the variety of factors and the amount of information considered, the QIWI Board of Directors did not find it practicable to, and did not attempt to, provide specific assessments of, quantify, rank or otherwise assign relative weight to the specific factors considered in determining its recommendation.

Although the QIWI Board of Directors is not expressing an opinion and is remaining neutral with respect to the Offer, it is expressing no view, and should not be interpreted as expressing a view as to the position the QIWI Board of Directors would take with respect to any effort by the Purchasers or any other person to take any actions to further increase its holdings in QIWI, or to seek by any means to exercise control of, or a controlling influence with respect to, QIWI.

To QIWI’s knowledge after reasonable inquiry, neither QIWI nor any of QIWI’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of QIWI held of record or beneficially by them in the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions in QIWI Class B Shares have been effected during the past 60 days by QIWI or any of its subsidiaries or, to the best of QIWI’s knowledge, by any executive officer, director or affiliate of QIWI, except as set forth on Annex A hereto.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.	Additional Information

Not Applicable.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution its shareholders that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company refers its shareholders to the documents that the Company files from time to time with the SEC, specifically the section entitled “Risk Factors” of its most recent Annual Report filed on Form 20-F, which contains and identifies other important factors that could cause actual results to differ materially from those contained in the Company’s projections or forward-looking statements. The Company’s shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule 14D-9. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Item 9.	Exhibits

Exhibit No.	Document

(a)(5)(A)	Press Release dated June 19, 2017, “QIWI ISSUES STATEMENT REGARDING OTKRITIE’S PARTIAL TENDER OFFER” (incorporated by reference to Exhibit 99.1 to QIWI PLC’s Report of a Foreign Private Issuer on Form 6-K filed on June 19, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

QIWI plc

By:	/s/ Sergey Solonin
Name:	Sergey Solonin
Title:	Chief Executive Officer

Date: June 30, 2017

ANNEX A

Recent Transactions by QIWI and Directors, Executive Officers, Affiliates and Subsidiaries of QIWI

Name	Date of Transaction	Nature of Transaction	No. of Shares/Options	Share Price/Strike Price	Transaction Type
E1 Limited	13.06.2017	disposition	89,827	25.24	open market sale
	13.06.2017	disposition	54,142	24.41	open market sale